Filed Pursuant to Rule 253(g)(2)

File No. 024-11255

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 11 DATED APRIL 8, 2021
TO THE OFFERING CIRCULAR DATED DECEMBER 18, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated December 18, 2020, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on December 21, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – FR-MP Trellis JV LLC

On April 2, 2021, we directly acquired ownership of a “majority-owned subsidiary”, FR-MP Trellis JV LLC (the “Trellis Controlled Subsidiary”), for an initial purchase price of approximately $12,513,000, which is the initial stated value of our equity interest in the Trellis Controlled Subsidiary. We anticipate funding approximately $3,200,000 through future capital calls, bringing our total investment in the Trellis Controlled Subsidiary to approximately $ $15,713,000 (the “Trellis Investment”). The Trellis Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 210 units located at 1275 Cunningham Rd SW, Marietta, GA 30008 (the “Trellis Property”). The closing of the initial Trellis Investment and the Trellis Property occurred concurrently.

The Trellis Controlled Subsidiary is managed by McDowell Properties (“McDowell”), which currently operates approximately 10,000 units across the United States. Since its inception in 2004, McDowell has purchased over 40,000 units valued at over $3.0 billion.

Pursuant to the agreements governing the Trellis Investment (the “Trellis Operative Agreements”), our consent is required for all major decisions regarding the Trellis Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of approximately 2.0% of the Trellis Investment, paid directly by the Trellis Controlled Subsidiary.

The Trellis Property was acquired for a purchase price of approximately $34,400,000. McDowell anticipates additional hard costs of approximately $3,368,000 to perform interior unit and exterior improvements, as well as additional soft costs and financing costs of approximately $1,242,000, bringing the total projected project cost for the Trellis Property to approximately $39,010,000. To finance the acquisition of the Trellis Property, the Trellis Controlled Subsidiary assumed the in-place Freddie Mac senior loan. The in-place loan has an outstanding balance of $22,100,000 with approximately 8.4 years remaining, an interest rate of 3.84%, and approximately 5 years interest-only (the “Trellis Senior Loan”). The remaining equity contributions to the Trellis Controlled Subsidiary are being contributed 90% by us and 10% by McDowell and its affiliates.

As of the closing date, the Trellis Senior Loan had an approximate LTC ratio of 56.7%. The LTC ratio, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The Trellis Property is a 210-unit garden-style apartment property in Marietta, GA, and was approximately 98.1% occupied at the time of our investment. The property was constructed in 1986, and the build is of wood frame. The Atlanta market presents a sound investment opportunity arising from strong population growth and stable rent growth.

The following table contains underwriting assumptions for the Trellis Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Marietta, GA Apartments - Trellis Property	6.0%	2.5%	2.75%	5.25%	8 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Equity REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.